Exhibit 99.1

Clearmind Medicine Expands Global Clinical Trial Targeting Multibillion-Dollar Alcohol Use Disorder Market

Vancouver, Canada, June 27, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the addition of Hadassah-University Medical Center, Jerusalem, Israel, as a new clinical site for its ongoing Phase I/IIa clinical trial evaluating CMND-100, a proprietary MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD).

The trial site at Hadassah-University Medical Center will be led by Prof. Yossi Karko, Director of the Center for Clinical Research, joining other prestigious institutions participating in the trial, including Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine in the United States, as well as Tel Aviv Sourasky Medical Center (Ichilov) and IMCA in Israel.

The ongoing first-in-human trial is designed to evaluate the safety, tolerability, and pharmacokinetics of CMND-100, while also exploring its potential to reduce alcohol cravings and consumption in individuals diagnosed with AUD. The inclusion of additional leading institutions is expected to enhance patient recruitment, accelerate data collection, and increase the statistical power of the study.

Alcohol Use Disorder affects over 280 million people globally, representing a significant unmet medical need and a potential multibillion-dollar market opportunity. Despite its prevalence, current treatment options are limited in efficacy and adoption, creating strong demand for novel, evidence-based solutions.

“We are honored to welcome Hadassah-University Medical Center to our Phase I/IIa clinical trial, alongside several of the most renowned global institutions, which we believe is further validation of CMND-100’s potential,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “This addition deepens the scientific strength of our trial and supports our mission to deliver a novel therapeutic option for the hundreds of millions of individuals around the world facing the devastating impact alcohol dependence can have on both them and their families.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how the inclusion of additional leading institutions in the clinical trial is expected to enhance patient recruitment, accelerate data collection, and increase the statistical power of the study, the potential multibillion-dollar market opportunity for Alcohol Use Disorder treatments and the Company’s mission to deliver a novel therapeutic option for the hundreds of millions of individuals around the world facing the devastating impact alcohol dependence can have on both them and their families. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.